Exhibit 12(a)
General Electric Company
Computation of Ratio of Earnings to Fixed Charges

Nine months
ended
September 30,
2011
(Dollars in millions)	(Unaudited)

General Electric Company and consolidated affiliates
Earnings(a)	$14,723
Plus:
Interest and other financial charges included in expense(b)	11,309
One-third of rental expense(c)	423
Adjusted “earnings”	$26,455

Fixed charges:
Interest and other financial charges included in expense(b)	$11,309
Interest capitalized	19
One-third of rental expense(c)	423
Total fixed charges	$11,751

Ratio of earnings to fixed charges	2.25

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.